SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                         ____________________________
                                 Schedule TO/A
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    Of the Securities Exchange Act of 1934
                               (Amendment No. 2)
                         ____________________________
                            Rare Medium Group, Inc.
        (Name of Subject Company (Issuer) and Filing Person (Offeror))
                         ____________________________
                    Common Stock, par value $0.01 per share
                        (Titles of Class of Securities)
                         ____________________________
                                   75382N208
                     (CUSIP Number of Class of Securities)
                         ____________________________

                             Robert C. Lewis, Esq.
             Senior Vice President, General Counsel and Secretary
                            Rare Medium Group, Inc.
                        19 West 44th Street, Suite 507
                           New York, New York 10036
                                (212) 730-7540
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of the Filing Persons)
                         ____________________________
                                   Copy To:

                          Gregory A. Fernicola, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                           New York, New York 10036
                                (212) 735-3000

                           CALCULATION OF FILING FEE
====================================== =========================================
           Transaction Valuation*               Amount of Filing Fee**+
-------------------------------------- -----------------------------------------
                 $2,500,000                          $203.00
====================================== =========================================
*    Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 2,500,000 shares of common stock of Rare Medium Group, Inc. at the tender offer price of $1.00 per share of common stock.
**   The amount of the filing fee, calculated in accordance with the
     Securities Exchange Act of 1934, equals 0.0000809 of the transaction valuation.
+    This amount has previously been paid.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
    Amount Previously Paid:    Not Applicable      Filing Party: Not Applicable
    Form or Registration No.:  Not Applicable      Date Filed:   Not Applicable

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
|_|  third-party tender offer subject to Rule 14d-1.
|x|  issuer tender offer subject to Rule 13e-4.
|_|  going-private transaction subject to Rule 13e-3.
|_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the
results of the tender offer: |_|
================================================================================

         Rare Medium Group, Inc., a Delaware corporation ("Rare Medium" or the "Company"), hereby amends the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the "SEC") on March 13, 2003, as amended by Amendment No. 1 thereto filed with the SEC on April 1, 2003 (the "Schedule TO") with respect to Rare Medium's offer to purchase shares of its voting common stock, $0.01 par value per share (the "Common Stock"). Rare Medium is offering to purchase up to 2,500,000 shares at a price of $1.00 per share, net to the seller in cash, without interest. Rare Medium's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 13, 2003 ("Offer to Purchase") and in the related Letter of Transmittal ("Letter of Transmittal") which, as amended or supplemented from time to time, together constitute the offer. The Schedule TO, as amended hereby, is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934.

         Capitalized terms used and not defined herein have the meaning given to them in the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

ITEMS 1, 4 AND 11

         Items 1, 4 and 11 are hereby amended and supplemented as follows:

         Pursuant to the terms of the Offer to Purchase and related Letter of Transmittal, the Company is extending the expiration of the offer until 5:00 p.m., New York City time, on Wednesday, April 23, 2003, unless the offer is further extended. The offer was previously scheduled to expire at 5:00 p.m., New York City time, on Wednesday, April 16, 2003. All references to "5:00 p.m., New York City time, on Wednesday, April 16, 2003" and "Wednesday, April 16, 2003, at 5:00 p.m., New York City time" as the "Expiration Date," or time of expiration of the offer, are hereby amended to refer to "5:00 p.m., New York City time, on Wednesday, April 23, 2003."

         As of 3:00 p.m., New York City time, on Wednesday, April 16, 2003, approximately 837,575 shares of Common Stock had been tendered and not withdrawn pursuant to the offer.

         On April 16, 2003, the Company issued a press release announcing the extension of the expiration of the offer until 5:00 p.m., New York City time, on Wednesday, April 23, 2003. The press release is contained in Exhibit
(a)(5)(B) hereto, and the information set forth in the press release is hereby incorporated by reference.

ITEM 12  Exhibits.

         (a)(1)(A)  Offer to Purchase dated March 13, 2003.+
         (a)(1)(B)  Form of Letter of Transmittal.+
         (a)(1)(C)  Form Notice of Guaranteed Delivery.+
         (a)(1)(D) Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.+
         (a)(1)(E) Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust
                    Companies and Other Nominees.+
         (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on
                    Substitute Form W-9.+
         (a)(5)(A)  Press Release issued by the Company on March 13, 2003.+
         (a)(5)(B)  Press Release issued by the Company on April 16, 2003.*


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

         (b)        Not applicable.
         (d)(1) The Company's Definitive Proxy Statement for the Annual Meeting of Stockholders held on August 19, 1999, filed with the SEC on July 12, 1999, is hereby incorporated herein by reference (SEC File No. 0-13865).
         (d)(2) Amended and Restated Securities Purchase Agreement, dated as of June 4, 1999, among Rare Medium Group, Inc., Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P. and AIF/RRRR LLC, which was filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on June 21, 1999, is hereby incorporated herein by reference.
         (d)(3) Restated Certificate of Incorporation of Rare Medium Group, Inc., which was filed as Exhibit 3.1.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, is hereby incorporated herein by reference.
         (d)(4) Certificate of Amendment to the Restated Certificate of Incorporation of Rare Medium Group, Inc., which was filed as Exhibit 3.1.2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, is hereby incorporated herein by reference.
         (d)(5) Form of Series 1-A Warrant which was filed as Appendix C to the Company's Definitive Proxy Statement for the Annual Meeting of Stockholders held on August 19, 1999, filed with the SEC on July 12, 1999, is hereby incorporated herein by reference.
         (d)(6) Form of Series 2-A Warrant which was filed as Appendix D to the Company's Definitive Proxy Statement for the Annual Meeting of Stockholders held on August 19, 1999, filed with the SEC on July 12, 1999, is hereby incorporated herein by reference.
         (d)(7)     The Company's Solicitation/Recommendation Statement on
                    Schedule 14D-9 which was filed with the SEC on April 9, 2002, is hereby incorporated herein by reference (SEC File No. 0-13865).
         (d)(8) Investment Agreement among Rare Medium and the signatories thereto, dated as of April 2, 2002 which was filed as
                    Exhibit 99.2 to the Company's Current Report on Form 8-K, filed with the SEC on April 4, 2002, is hereby incorporated herein by reference.
         (d)(9) Stipulation of Settlement in the matter of In Re Rare Medium Group, Inc. Shareholders Litigation, Consolidated C.A. No. 18879 NC which was filed as Exhibit 99.3 to the Company's Current Report on Form 8-K, filed with the SEC on April 4, 2002, is hereby incorporated herein by reference.
         (g)        Not applicable.
         (h)        Not applicable.

         _________________

         *  Filed herewith.

         +  Previously filed.


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

                                  SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        RARE MEDIUM GROUP, INC.


                                        By:  /s/ Robert C. Lewis
                                             -----------------------------------
                                        Name:  Robert C. Lewis
                                        Title: Senior Vice President,
                                               General Counsel and Secretary

Date:  April 16, 2003


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

                               INDEX TO EXHIBITS


        Exhibit
        Number          Document
        -------         --------

       (a)(1)(A)        Offer to Purchase dated March 13, 2003.+
       (a)(1)(B)        Form of Letter of Transmittal.+
       (a)(1)(C)        Form of Notice of Guaranteed Delivery.+
       (a)(1)(D) Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.+
       (a)(1)(E) Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.+
       (a)(1)(F)        Guidelines for Certification of Taxpayer
                        Identification Number on Substitute Form W-9.+
       (a)(5)(A)        Press Release issued by the Company on March 13, 2003.+
       (a)(5)(B)        Press Release issued by the Company on April 16, 2003.*
       (b)              Not applicable.
       (d)(1)           The Company's Definitive Proxy Statement for the
                        Annual Meeting of Stockholders held on August 19,
                        1999, filed with the SEC on July 12, 1999, is hereby incorporated herein by reference (SEC File No. 0-13865).
       (d)(2) Amended and Restated Securities Purchase Agreement, dated as of June 4, 1999, among Rare Medium Group, Inc., Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P. and AIF/RRRR LLC, which was filed as
                        Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on June 21, 1999, is hereby incorporated herein by reference.
       (d)(3) Restated Certificate of Incorporation of Rare Medium Group, Inc., which was filed as Exhibit 3.1.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, is hereby incorporated herein by reference.
       (d)(4) Certificate of Amendment to the Restated Certificate of Incorporation of Rare Medium Group, Inc., which was filed as Exhibit 3.1.2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, is hereby incorporated herein by reference.
       (d)(5) Form of Series 1-A Warrant which was filed as Appendix C to the Company's Definitive Proxy Statement for the Annual Meeting of Stockholders held on August 19,
                        1999, filed with the SEC on July 12, 1999, is hereby incorporated herein by reference.
       (d)(6) Form of Series 2-A Warrant which was filed as Appendix D to the Company's Definitive Proxy Statement for the Annual Meeting of Stockholders held on August 19,
                        1999, filed with the SEC on July 12, 1999, is hereby incorporated herein by reference.
       (d)(7)           The Company's Solicitation/Recommendation Statement on
                        Schedule 14D-9 which was filed with the SEC on April
                        9, 2002, is hereby incorporated herein by reference (SEC File No. 0-13865).
       (d)(8) Investment Agreement among Rare Medium and the signatories thereto, dated as of April 2, 2002 which was filed as Exhibit 99.2 to the Company's Current Report on Form 8-K, filed with the SEC on April 4, 2002, is hereby incorporated herein by reference.

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


       (d)(9) Stipulation of Settlement in the matter of In Re Rare Medium Group, Inc. Shareholders Litigation, Consolidated C.A. No. 18879 NC which was filed as
                        Exhibit 99.3 to the Company's Current Report on Form 8-K, filed with the SEC on April 4, 2002, is hereby incorporated herein by reference.
       (g)              Not applicable.
       (h)              Not applicable.
         _________________

         *  Filed herewith.

         +  Previously filed.

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